Exhibit 99.1

GERDAU S.A. - CONSOLIDATED

MANAGEMENT REPORT

Dear Shareholders:

For Gerdau, 2008 was a year of record-high financial and operating results and the consolidation of important acquisitions made in the past two years, as well as overall improvement in the product portfolio, which was accompanied by higher profitability. This performance is aligned with the Company’s vision of being one of the most profitable steelmakers in the world and creating value for shareholders.

Gerdau’s steel production capacity reached 26 million tonnes in 2008. The acquisition of U.S.-based Macsteel played a major role in this increase, adding 1.2 million tonnes to specialty steel production capacity. Investments in acquisitions, capacity increases and productivity improvements totaled US$ 5.1 billion in the year.

In fiscal year 2008, consolidated net revenue calculated in accordance with International Financial Reporting Standards (IFRS) was a record R$ 41.9 billion, 36.9% higher than in 2007. This growth was due to the acquisitions consolidated in the year, higher sales prices and the impact of the devaluation of the Brazilian real on our sales, especially those denominated in dollars.

Net income stood at R$ 4.9 billion, 14.9% higher than in 2007, allowing for the payment of over R$ 1.0 billion in dividends and interest on equity to Gerdau S.A. shareholders and of over R$ 500.0 million to Metalúgica Gerdau S.A. shareholders.

In the international scenario, Gerdau substantially increased its interest in specialty steel operations through three important transactions. The company acquired Macsteel, the second-largest specialty steel manufacturer in the United States; increased by 28.9% its interest in Aços Villares, a specialty steel and rolling cylinders manufacturer based in São Paulo, Brazil, bringing its total direct and indirect interest to 63.9%; and increased by 20% its interest in Corporacion Sidenor SA, a holding company that controls Spain’s largest producer of long steel and forged and molded parts, increasing its stake in the company to 60.0%. With the acquisition of Macsteel, Gerdau’s specialty steel capacity rose from 2.5 million to 3.7 million tonnes, increasing its value-added products by 47.1%.

In line with Gerdau’s value of maintaining client satisfaction, regardless of market conditions, the company sought to create technical solutions to cut its clients costs and to diversify its activities in the countries where it operates.

Profile

Gerdau is the leading long steel producer in the Americas, with installed capacity of 26 million tonnes of steel and annual net revenue of R$ 41.9 billion. It began its growth path over a century ago, and has been one of the main players in the consolidation of the global steel industry. Gerdau has 46,000 employees who receive regular training and are constantly being prepared to face new challenges, with operations in Asia, Europe and the Americas. Gerdau is the largest recycler of ferrous metals in Latin America, reusing more than 16 million tonnes of scrap worldwide every year. It produces common long steel, specialty steel and flat steel for the construction, industry, automotive and agriculture sectors. To achieve ever-higher levels of profitability, the company’s production chain comprises plants, service centers, manufacturing units and channels of distributors that are strategically located in the main consumption centers. With a presence in the capital markets for more than 60 years, it has five publicly held companies — Metalúrgica Gerdau S.A., Gerdau S.A. and Aços Villares S.A. in Brazil, Gerdau

GERDAU S.A. - CONSOLIDATED

MANAGEMENT REPORT

Ameristeel Corporation, a subsidiary in North America and Empresa Siderúrgica Del Peru S.A.A. (Siderperú) in Peru. Its shares are traded on the São Paulo, New York, Toronto, Madrid and Lima stock exchanges, with a combined total of more than 140,000 shareholders and total trading volume of US$ 55.4 billion in 2008.

Global Steel Industry in 2008

The year 2008 can be divided into two periods for the steel industry. The first period is the first nine months of the year, which was marked by strong demand and high prices in the international market. The second refers to the last three months of the year, which was characterized by sharp contraction in demand and in credit and consequently lower availability of working capital, leading to a generalized reduction in inventories throughout the entire chain and a sharp decline in capacity utilization at steel plants.

The current period presents a major challenge for the sustainability of companies in general, including steelmakers. In this context, Gerdau holds a major advantage over other steel groups worldwide with integrated production (iron ore), since it has a mini-mill production model based on electric furnaces (scrap), with production costs that adjust more rapidly to the new level of steel prices and highly flexible capacity utilization, so that the company can swiftly adjust to new demand scenarios.

In 2008, global steel production contracted by 1.8%, impacted by the lower demand in the fourth quarter. The increased consolidation of the steel industry in recent years, which was carried out by major global players such as Gerdau, led to a rapid decline in production in response to the new demand scenario.

In Brazil, steel production remained flat compared to 2007, while in North America (USA and Canada) it contracted by 6.4%. These performances were influenced by the adjustment of production to local demand, especially in the fourth quarter.

IFRS

In 2007, Gerdau S.A. began reporting its Consolidated Financial Statements in accordance with the international accounting policies established by the International Accounting Standard Board — IASB (known as International Financial Reporting Standards — IFRS) and supported by CVM Instruction 457, July 13, 2007.

Even though this new accounting standards will only be mandatory for Brazilian companies as of 2010, its implementation is aligned with Gerdau’s vision of being a global steelmaker. The Company also believes it is important that its practices be aligned with international standards in order to increase the transparency and reliability of the financial information disclosed.

Business segmentation

In 2008, Gerdau implemented a new segmentation of its businesses, as established by the  corporate governance:

• Brazil: includes Aços Longos and Açominas operations.

• North America: includes all North American operations, except for the Mexican operations and specialty products (Macsteel).

• Latin America: includes all Latin American operations, except for the Brazilian operations.

• Specialty Steel: includes the specialty steel operations in Brazil, Europe and the United States.

GERDAU S.A. - CONSOLIDATED

MANAGEMENT REPORT

Production

•  In 2008, crude steel production (slabs, blooms and billets) totaled 19.6 million tonnes, 9.4% higher than in 2007. This growth was due to productivity gains and increased production capacity as a result of the investments made in the various regions where Gerdau operates and the consolidation of the new companies acquired in the year.

•  Brazilian production came to 7.5 million tonnes, 8.4% more than in 2007, mainly due to the new blast furnace at Gerdau Açominas. Meanwhile, North American production reached 7.6 million tonnes, up 11.1% on 2007. This was mainly due to the Chaparral production volume, which was consolidated as of the third quarter of 2007. Latin American production stood at 1.7 million tonnes, 10.2% down on 2007, reflecting the adjustment of production to the lower demand in the last quarter of 2008, especially in Chile, Colombia and Peru. In the specialty steel business, production totaled 2.9 million tonnes, 23.5% higher than in 2007, mainly due to Macsteel production, which was consolidated as of the second quarter of 2008.

Production	Year	Year	Variation
(1,000 tonnes)	2008	2007	2008/2007
Crude Steel (slabs/blooms/billets)
Brazil	7,469	6,888	8.4%
North America	7,584	6,827	11.1%
Latin America	1,680	1,871	-10.2%
Specialty Steel	2,866	2,321	23.5%
Total	19,599	17,907	9.4%

Rolled Products
Brazil	4,651	4,234	9.8%
North America	7,211	6,693	7.7%
Latin America	1,931	2,003	-3.6%
Specialty Steel	2,647	2,230	18.7%
Total	16,440	15,160	8.4%

Note: the information above does not include data from shared controlled companies and joint ventures.

•  Rolled products production came to 16.4 million tonnes, 8.4% higher than in 2007.

•  The rolled products production from Brazilian units came to 4.7 million tonnes, 9.8% higher than in 2007. In North America, production was 7.2 million tonnes, 7.7% higher than in 2007. In Latin American countries, rolled products production totaled 1.9 million tonnes, down 3.6% on 2007, due to the factors mentioned above. In the specialty steel business, production reached 2.6 million tonnes, 18.7% higher than in 2007.

GERDAU S.A. - CONSOLIDATED

MANAGEMENT REPORT

Crude Steel Production (1,000 tonnes)	Rolled Products Production (1,000 tonnes)

Sales

•  Consolidated sales totaled 19.1 million tonnes in 2008, 11.4% up on 2007. Note that the specialty steel business accounted for 14.0% of consolidated sales, up from 11.9% in 2007, due to the acquisition of Macsteel.

Consolidated Shipments (1)	Fiscal Year	Fiscal Year	Variation
(1,000 tonnes)	2008	2007	2008/2007
Brazil	6,578	5,920	11.1%
Domestic Market	4,840	3,964	22.1%
Exports	1,738	1,956	-11.1%
North America	7,641	6,941	10.1%
Latin America	2,232	2,249	-0.8%
Specialty Steel	2,667	2,049	30.2%
Total	19,118	17,159	11.4%

(1) - Excludes shipments to subsidiaries

Note: the information above excludes data from shared controlled companies and joint ventures.

•  In Brazil, the strong demand from the industrial and construction sectors increased domestic sales by 22.1% over 2007, to 4.8 million tonnes. To meet the higher steel consumption in Brazil, exports were reduced by 11.1%, which nevertheless totaled 1.7 million tonnes in 2008, with strategic clients maintained. Export revenue totaled US$ 2.2 billion in the year (including revenue from shipments to subsidiaries and affiliated companies).

Sales by business - 2008 (19.1 million tonnes)	Sales by business - 2007 (17.2 million tonnes)

GERDAU S.A. - CONSOLIDATED

MANAGEMENT REPORT

•  In North America, sales reached 7.6 million tonnes in 2008, 10.1% more than in 2007. This increase was due to the consolidation of Chaparral as of the third quarter 2007.

•  Latin American units sold 2.2 million tonnes, in line with the volume sold in the previous year.

•  In the specialty steel business, sales rose by 30.2%, from 2.0 million tonnes to 2.7 million tonnes. This growth was due to the consolidation of Macsteel as of the second quarter of 2008.

GERDAU S.A. - CONSOLIDATED

MANAGEMENT REPORT

Results

Evaluation of the recovery of goodwill (non-cash impact)

•      Each year, the Company conducts impairment tests for the recovery of goodwill from its investments, adopting market practices for these tests, especially the EBITDA (earnings before income, taxes, depreciation and amortization) and discounted cash flow multiples of its units where goodwill was allocated.

•      This testing procedure uses different calculation methodologies depending on the accounting standards used by the individual companies.

•      In fiscal year 2008, based on IFRS international accounting standards, no losses were identified by the goodwill recovery tests for the Company’s various business segments. Therefore, in the consolidated financial statements of Gerdau S.A., which are presented in accordance with IFRS, there was no need to recognize any losses in the fiscal year.

•      However, at the subsidiary Gerdau Ameristeel Corporation, which prepares its financial statements in accordance with US GAAP, the tests performed on its reporting units Long Steel and PCS on an individual basis, which were compared with the respective accounting records, indicated the need to recognize a loss of US$1.2 billion, with no cash disbursement.

Net Revenue

•      Consolidated net revenue stood at R$ 41.9 billion in 2008, 36.9% higher than in 2007. This growth was mainly due to the acquisitions consolidated in the year, higher sales prices and the impact of the devaluation of the Brazilian real on our sales, especially those denominated in U.S. dollar.

•      Brazilian operations accounted for 34.4% or R$ 14.4 billion of this total.  Net revenue from North American units totaled R$ 15.0 billion (35.8% of consolidated net revenue), while net revenue from Latin American units stood at R$ 4.5 billion (10.7% of consolidated net revenue). Net revenue from specialty steel operations came to R$ 8.0 billion, or 19.1% of the total.

Net Income	Year	Year	Variation
(R$ million)	2008	2007	2008/2007
Brazil	14,433	9,976	44.7%
North America	15,018	11,235	33.7%
Latin America	4,473	3,319	34.8%
Specialty Steel	7,984	6,084	31.2%
Total	41,908	30,614	36.9%

Note: the information above does not include data from shared controlled companies and joint ventures.

Cost of Goods Sold and Gross Margin

•      Cost of goods sold stood at R$ 31.0 billion in 2008, up 34.1% on 2007, due to higher sales volume and raw material prices as well as the acquisitions consolidated during the year. Costs suffered a sharper impact in the fourth quarter, due to the scheduled stoppages at units in Brazil and abroad, the adjustment of production to the lower level of demand and the inventory writedown to market prices (R$ 324 million), generated mainly in units outside Brazil. As a result, gross profit in 2008 was R$ 10.9 billion, up 45.6% over 2007.

GERDAU S.A. - CONSOLIDATED

MANAGEMENT REPORT

•      Given that net revenue growth outpaced the increase in cost of goods sold, consolidated gross margin expanded to 26.0% in 2008, from 24.4% in 2007.

•      In Brazil, gross margin was 41.7%, expanding 7.1 percentage points on the previous year, driven primarily by the shift of exports to meet the growth in domestic demand. North American operations recorded a margin of 16.0%, compressing by 2.0 percentage points on 2007, due to the lower sales in the fourth quarter, which resulted in lower dilution of fixed costs per ton sold, the inventory writedown to market value in the amount of R$ 144 million. In Latin America, gross margin expanded from 20.2% in 2007 to 21.3% in 2008, mainly due to the consolidation of the coke unit operations in Colombia, despite the inventory writedown at market value at certain units in the amount of R$ 158 million. In specialty steel, gross margin compressed by 3.0 percentage points in 2008 to 18.9%, due to the lower sales in the fourth quarter, leading to lower dilution of fixed costs and the consolidation as of April 2008 of Macsteel, a company with margins historically lower than those of other specialty steel units, mainly in Brazil.

Operating Expenses

•      Selling, general and administrative expenses in 2008 rose by 18.8% year on year to R$ 3.0 billion, which compares with the net revenue growth of 36.9%. As a result, these expenses were equivalent to 7.1% of net revenue, down from 8.2% in 2007. This decline is mainly attributed to the dilution of the fixed costs embedded in these accounts as a result of the growth in sales volume in 2008.

EBITDA

•  In 2008, operating cash flow, represented by EBITDA (earnings before interest, taxes, depreciation and amortization), totaled R$ 10.0 billion, 60.6% higher than in 2007. EBITDA margin in the period was 23.9%, versus 20.4% in 2007.

•  Excluding the inventory writedowns to market price (R$ 324 million) mentioned above, EBITDA in 2008 would reach R$ 10.3 billion, or 65.8% higher than in 2007, for EBITDA margin of 24.7%.

EBITDA (R$ million)

•      Brazilian operations accounted for 52.7% of EBITDA in 2008 (41.0% in 2007). The share of operations from other businesses in EBITDA fell from 59.0% in 2007 to 47.3%, mainly due to the crisis in North America, which adversely affected the operations of Gerdau Ameristeel .

GERDAU S.A. - CONSOLIDATED

MANAGEMENT REPORT

EBITDA	Year	Year	Variation
(R$ million)	2008	2007	2008/2007
Brazil	5,272	2,555	106.3%
North America	2,491	1,927	29.3%
Latin America	807	575	40.3%
Specialty Steel	1,454	1,183	22.9%
Total	10,024	6,240	60.6%

Note: EBITDA is not a measure used in generally accepted accounting practices and does not represent the cash flow in the periods presented, and therefore should not be considered an alternative to cash flow as a liquidity indicator. EBITDA is not standardized and thus is not comparable to the EBITDA of other companies.

EBITDA Breakdown	Year	Year	Variation
(R$ million)	2008	2007	2008/2007
Net Income	4,945	4,303	14.9%
Provision for Income Tax and Social Contribution	948	952	-0.4%
Net Financial Result	2,235	(332)	—
Depreciation and Amortization	1,896	1,317	44.0%
EBITDA	10,024	6,240	60.6%

Financial Result

•      The financial result in 2008 was a net financial expense of R$ 2.2 billion, which compares with net financial income of R$ 332 million in 2007. The 2008 financial result includes the impact from the devaluation of the Brazilian real against the U.S. dollar in the period (31.9%) on the translation of foreign-denominated asset balances (export receivables) and liability balances (especially dollar-denominated debt contracted by Brazilian companies) in the amount of R$1.0 billion (R$ 683.5 million net of income tax). In 2007, the financial result was income of R$ 723.3 million (R$ 477.4 million net of income tax).

Equity Income

•      Equity income from investments at non-consolidated companies reached R$ 122.8 million in the year, compared to R$ 118.4 million in 2007.

Net Income

•      In 2008, consolidated net income totaled R$ 4.9 billion, up 14.9% on 2007, driven primarily by the consolidation of the acquisitions in the period. Net margin in the fiscal year was 11.8%. Excluding the translation effect of foreign currency on the assets and liabilities cited above and shown in the table below, net income in the fiscal year was 47.1% higher than in 2007.

Net Income	Year	Year	Variation
(R$ million)	2008	2007	2008/2007
Brazil(1)	3,499	1,814	92.9%
North America	1,057	985	7.3%
Latin America	454	345	31.6%
Specialty Steel	618	682	-9.4%
Subtotal	5,628	3,826	47.1%
Foreign Exchange Translation(2)	(683)	477	—
Total	4,945	4,303	14.9%

(1) - Excludes the effects from FX translation
(2) - Translation effect of foreign currency balances on debt and export receivables in US dollars at Brazilian companies, net of income tax.

GERDAU S.A. - CONSOLIDATED

MANAGEMENT REPORT

•      The Brazilian units recorded income of R$ 2.8 billion (including the adjustment for translation of foreign-denominated balances), up 22.9% on the previous year. North American operations recorded net income of R$ 1.1 billion, 7.3% higher than in 2007. In Latin America, excluding Brazil, net income was R$ 454.5 million, 31.6% higher than in 2007. Specialty steel operations consolidated net income was R$ 617.5 million, 9.4% lower than in 2007.

Investments

•      In accordance with the investment program for 2008-10 triennium, Gerdau invested US$ 1.4 billion in fixed assets in 2008. In parallel, the Company invested a further US$ 3.7 billion in an intense acquisition program in several countries, especially in the USA.

Investments	Fiscal Year	Fiscal Year
(US$ million)	2008	2007
Brazil	845	992
Fixed Assets	798	992
Acquisitions	47	—
North America	472	4,473
Fixed Assets	168	190
Acquisitions	304	4,283
Latin America	677	631
Fixed Assets	200	165
Acquisitions	477	466
Specialty Steel	3,117	219
Fixed Assets	233	194
Acquisitions	2,884	25
Consolidated Total	5,111	6,315
Fixed Assets	1,399	1,541
Acquisitions	3,712	4,774

Note: The figures Include acquisitions concluded in 2008 and debt assumptions.

•      Investments in fixed assets include mainly:

•             Installation of continuous slab casting at Açominas (Brazil), with operational startup scheduled for the first half of 2009.

•             Installation of the new melting shop in Tocancipá (Colombia), with operational startup scheduled for April 2009.

•             Installation of block casting at Sidenor (Spain).

•             Expansion of capacity at Sidertul’s rolling mill and melting shop (Mexico).

•             Project for the new finishing-end area in Wilton (USA).

•             New reheating furnace in Midlothian (USA).

•             Installation of the block reheating furnace at Siderperú (Peru).

•             Increase in continuous casting speed at Aços Especiais Piratini (Brazil).

•      In 2008, Gerdau continued to expand its businesses through acquisitions and to verticalize its production chain, as shown below:

GERDAU S.A. - CONSOLIDATED

MANAGEMENT REPORT

		Business		Amount paid
Acquisitions in the Fiscal Year	Country	Segment	Conclusion	US$ million
Corporación Sidenor, S.A. (additional stake of 20%)	Spain	Specialty Steel	Dec/08	288
K.E.R.S.P.E Empreendimentos e Participações Ltda.	Brazil	Brazil	Dec/08	47
Sand Springs Metal Processors	USA	North America	Nov/08	18
Metro Recycling Co.	Canada	North America	Oct/08	40
Caños Cordoba	Argentina	Latin America	Oct/08	7
Hearon Steel Co.	USA	North America	Jul/08	15
Cleary Holdings Corp.	Colombia	Latin America	Jul/08	59
Vicente Gabilondo e Hijos, S.A.	Spain	Specialty Steel	Jun/08	22
Distribuidora y Comercializadora de Aceros Regionales Ltda. (Barracas Janssen Ltda.)	Chile	Latin America	May/08	6
Aços Villares S.A. (additional stake of 28.88%)(1)	Brazil	Specialty Steel	May/08	800
Rectificadora del Vallés	Spain	Specialty Steel	May/08	101
Century Steel, Inc.	USA	North America	Apr/08	149
Pacific Coast Steel e Re-Bars Inc. (additional stake)	USA	North America	Apr/08	82
Corporación Centroamericana del Acero S.A.	Guatemala	Latin America	Apr/08	180
Gerdau Macsteel Inc.	USA	Specialty Steel	Apr/08	1,673
Corsa Controladora , S.A. de C.V.	Mexico	Latin America	Feb/08	111
Diaco S.A. (additional stake of 40.2%)	Colombia	Latin America	Jan/08	107
Trefilados Bonati S.A.	Chile	Latin America	Jan/08	7
Total				3,712

(1) - Acquisition made by the parent company Metalúrgica Gerdau S.A.

Note: The figures Include acquisitions concluded in 2008 and debt assumptions.

•      Main acquisitions are highlighted below:

Latin America

• April: Strategic partnership in Guatemala

Strategic partnership entered into with Corporación Centroamericana del Acero S.A., assuming a 30.0% stake in the capital of this company, which has installed capacity of 500,000 tonnes of crude steel and 700,000 tonnes of rolled steel. The company owns assets in Guatemala and Honduras as well as distribution centers in El Salvador, Nicaragua and Belize.

• February: Corsa Controladora, S.A. de C.V. (Mexico)

Acquisition of a 49.0% stake in the capital of this company. The company holds 100% of the capital of Aceros Corsa, S.A. de C.V. and its distributors. Aceros Corsa, located in the city of Tlalnepantla in the Mexico City Metropolitan Area, is a mini mill producing long steel (light commercial profiles) with installed capacity of 150,000 tonnes of crude steel and 300,000 tonnes of rolled products. Gerdau began the acquisition process in October 2007 and concluded the acquisition on February 27, 2008.

Specialty Steel

• December: Indirect acquisition of an additional interest in Sidenor (Spain)

The acquisition of a 20.0% stake in the capital of Corporación Sidenor, Spain’s largest specialty steel manufacturer, was made through its subsidiary Gerdau Hungria LLC. With this acquisition, Gerdau’s direct and indirect stake in this company now stands at 60.0%.

• May: Acquisition of an additional 28.9% interest in the capital of Aços Villares

The investment was made by Metalúrgica Gerdau S.A. with the issue of debentures. With this acquisition, plus the increased stake in Sidenor, Gerdau now directly and indirectly controls 63.9% of Aços Villares.

• April: Conclusion of the Macsteel acquisition

GERDAU S.A. - CONSOLIDATED

MANAGEMENT REPORT

MacSteel is the second-largest special steel producer (Special Bar Quality - SBQ) in the United States. It operates three mini-mills located in Jackson and Monroe, Michigan and in Fort Smith, Arkansas. The company also operates six manufacturing units in the states of Michigan (two), Indiana (two), Ohio and Wisconsin. MacSteel has annual crude steel capacity of 1.2 million tonnes. Gerdau began the acquisition process in November 2007 and concluded the acquisition on April 23, 2008.

•      Also in 2008, Gerdau invested in the verticalization of its businesses, as highlighted below:

• Acquisition of a 50.9% stake in the capital of Cleary Holdings Corp. (Colombia)

The company controls a metallurgical coke producer and coking coal reserves in Colombia. The Company has annual coke production capacity of 1.0 million tonnes and coking coal reserves estimated at 20 million tonnes.

• Concession of the São João — Cachoeirinha Hydroelectric Plant complex (Brazil)

On February 15, 2008, ANEEL transferred to Gerdau the concession to operate the power generation concession of the São João — Cachoeirinha Hydroelectric Plant complex, which comprises two power plants to be built on the Chopim River, located in the cities of Honório Serpa and Clevelândia in Paraná state. The plant complex will have 105 MW of installed power (São João - 60 MW and Cachoeira - 45 MW) and construction should be concluded in 2012.

• Acquisition of scrap processors

In 2008, Gerdau acquired three scrap processors: one in Brazil, one in the USA and one in Canada, increasing the captive supply of ferrous scrap for its units in these countries.

•      Given the foreign-exchange variation in the period, the US$ 6.4 billion investment plan announced for 2008-10 triennium is now valued at US$ 5.0 billion, with no cancellation of projects, however subject to the future economic scenario. In 2008, the Company invested US$ 1.4 billion, as planned. The additional US$ 3.6 billion is scheduled for the next five years and can be reduced in light of the lower investment costs under the current economic scenario. Investment of US$ 2.4 billion is scheduled for the 2009-11 triennium.

Financial Liabilities

•      Net debt (loans and financing, plus debentures, less cash and cash equivalents and securities) totaled R$ 17.7 billion on December 31, 2008. This amount is significantly higher than at the close of 2007 because it considers the financing obtained to pay for the acquisitions made during 2008, especially Macsteel, and the effects of foreign-exchange variation on the foreign-denominated debt contracted by companies in Brazil.

•      Based on the gross debt (loans and financing, plus debentures), 16.9% was short-term (R$ 3.9 billion) and 83.1% long-term (R$ 19.3 billion). The average term of this debt is 7 years and 6 months.

•      On December 31, the gross debt was composed by 15.1% in Brazilian real, 34.4% in foreign currency contracted by companies in Brazil, and 50.5% in a variety of currencies contracted by the subsidiaries abroad.

•      On December 31, 2008, the weighted average nominal cost was 9.1% for the amount denominated in Brazilian real and 6.2% plus foreign-exchange variation for the amount denominated in dollars contracted by companies in Brazil and 6.0% for the amount contracted by the subsidiaries abroad.

GERDAU S.A. - CONSOLIDATED

MANAGEMENT REPORT

•      At the end of the year, cash and cash equivalents plus financial investments totaled R$ 5.5 billion, of which R$ 2.7 billion (48.3%) was denominated in foreign currencies, especially the U.S. dollar.

	Year	Year
Indebtedness	2008	2007
(R$ million)
Short-term
Local Currency (Brazil)	892	1,163
Foreign Currency (Brazil)	1,103	521
Companies abroad	1,938	855
Total	3,933	2,539
Long-term
Local Currency (Brazil)	2,625	2,555
Foreign Currency (Brazil)	6,886	4,342
Companies abroad	9,790	6,467
Total	19,301	13,364
Gross debt	23,234	15,903
Cash and cash equivalents	5,491	5,139
Net debt	17,743	10,764

•      For the acquisition of Macsteel, Gerdau implemented a fully successful financing plan. The financings were obtained at attractive interest rates, attesting to the company’s excellent image in the market.

•      The payment of this acquisition, which began on November 19, 2007 and was concluded on April 23, 2008, featured the following structure:

•  US$ 540 million of the 45-day bridge loan facility at a cost of Libor + 1.25% per annum.

•  US$ 1 billion of the 6-month bridge loan facility at a cost of Libor + 0.85% per annum.

•      To pay these financings in the short term, Gerdau implemented the following financial structure:

• US$ 400 million of the 3-year term loan at a cost of Libor + 1.25% per annum.

• Reopening of the 10-year bond issue by GTL Trade Finance, in the amount of US$ 500 million, at cost of 7.25% per annum.

• Payment of US$ 640 million using cash balances.

•      The long-term debt amortization schedule, including the debentures, as of December 31 is shown below:

Year	R$ million
2010	2,442
2011	4,276
2012	4,277
2013	2,158
2014 and afterwards	6,148
Total	19,301

•      The main indicators of indebtedness at Gerdau companies at the end of December are shown below:

Ratios	12.31.2008		12.31.2007
Net debt / Total capitalization (1)	41.5%		39.2%
Gross debt / EBITDA	2.3	x	2.5	x
Net debt / EBITDA	1.8	x	1.7	x

(1) - Total capitalization = Shareholders’ equity + Net debt

GERDAU S.A. - CONSOLIDATED

MANAGEMENT REPORT

•      It is important to note that Gerdau does not carry out leveraged operations involving derivative instruments. The use of derivatives is limited to managing the foreign-exchange exposure of the cash flow generated by our operations, as well as interest rate swaps.

Social and Environmental Responsibility

•      Gerdau invests in environmental protection technologies and in social projects that contribute to the development of surrounding communities. In addition, the Company believes that effectively training and valuing its more than 46,000 employees is paramount to the sustainability of its businesses.

Environmental Management

•      Gerdau continuously invests to ensure its practices and technologies to protect the air, water and soil are continually improved. In 2008, these investments totaled R$ 201 million.

•      The Company monitors all environmental practices, from the obtainment of raw material to the final product and co-product destination, using its strict Environmental Management System. In 2008, Gerdau unit plants evolved in terms of ISO 14001 certification, with another seven unit plants certified, increasing to 40 the number of industrial plants with this certification.

•      Scrap: the largest recycler in Latin America, Gerdau recycled close to 16 million tonnes of ferrous scrap in 2008. The production of steel from scrap helps reduce power consumption and the amount of this material in landfills and inappropriate locations.

•      Energy: Gerdau bases its investments in power self-generation on the use of renewable resources and taking advantage of alternative power sources. One example is the construction of two hydroelectric power plants generating 155 megawatts in Goiás state, with startup scheduled for 2010. A highlight in alternative energy sources is the use of residual gases generated in the blast furnace, melting shop and coke plant at Gerdau Açominas (MG), which led to self-generation supplying 70% of the plant’s electricity needs.

•      Air: Gerdau has modern dust removal systems in its steel plants to preserve air quality. The dust removal system in its steel plants filters solid particles resulting from the steelmaking process and transforms them into co-products to be used by other industrial sectors.

•      Water: Gerdau’s water recycling levels are a benchmark in the steel sector. In 2008, 97.5% of the water was recycled. However, only 2.5% of the water used is captured externally, mainly as a result of evaporation during the production process. This occurs because the water used in industrial process is treated and recycled inside our units so as to preserve water resources.

•      Co-products: a major share of co-products generated during the steelmaking process is recycled by steel plants or by other sectors of the economy. In 2008, the co-product use index stood at 78.2%.

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•      Biodiversity: the growth and maintenance of green belts, using native species of legal reserves and permanent preservation areas surrounding the industrial plants contribute to biodiversity protection. One of the ways to protect biodiversity is to create green belts, legal reserves and permanent reserves in the areas surrounding the industrial plants. Of the total of 18,900 hectares owned by the Company, 2,400 hectares correspond to legal reserves or permanent preservation areas and 8,700 hectares to native forests. In 2008, Gerdau created a 1,247-hectare private nature reserve in Serra de Ouro Branco, Minas Gerais. The reserve is home to wild animals in danger of extinction, such as the maned wolf and the prehensile-tailed porcupine.

Employees

•      In order to face the challenges posed by the market, Gerdau has always invested in training its 46,000 employees and developing global leaders, who are fundamental for a rapid and efficient response to adverse scenarios and increased competitiveness worldwide. This effort is developed based on standardized human resources practices that are aligned with Gerdau’s culture and aimed at disseminating the best examples of management throughout the entire operations, drawing on internal and market references.

•      In 2008, R$ 48.7 million was invested in training, 9.1% more than in 2007. The training programs range from executive development to industrial and commercial training.

•      Gerdau’s good relationship with its employees was reflected by the increase to 81% in employee satisfaction level as measured by a survey in 2008, up from 78% a year earlier. In the same period, favorability — which comprises all the positive answers of employees — increased from 71% in 2007 to 72% in 2008, mainly due to the improvement of this indicator in the United States and Canada. Employee participation in the survey was 93%.

Health and Safety

•      Gerdau believes that no production, results or emergency situations justify shortcomings in the safety of its employees and service providers. Therefore, workplace safety is the overriding priority in all of the Company’s operations and a zero-accident rate has been established as a target.

•      All units observe the Total Security System, which is a set of rigorous practices in this area. In addition, the Company is constantly investing in new accident prevention equipment and technologies. In 2008, the rate of time-loss accidents per million of hours worked (an international index that measures the rate of workplace accidents) was 3.2, below the global average for the steel industry.

Society

•      Gerdau believes that the continuous development of communities is fueled by entrepreneurial initiatives. Accordingly, in the social projects the Company takes part in it seeks to engage companies, government and civil organizations to increase the sustainability of long-term initiatives and encourage volunteer work and the transfer of knowledge amid people.

•      The Gerdau Institute is responsible for the Company’s actions in this area, which focus on the following areas: formal education; education for quality, productivity and competitiveness; environmental education; education through culture and sports; and social support mobilization. In 2008, the company invested R$ 103.3 million in social projects, 42% more than in 2007.

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•      Volunteer work is an important channel through which employees can participate to provide assistance to communities. In 2008, 9,170 employees served as volunteers, 46.1% more than in 2007.

Clients

•      Attentive to the demands and rapid changes in the market, Gerdau seeks to identify trends and anticipate future demands in order to provide its clients with intelligent and innovative solutions.

•      Client satisfaction is a priority for the Company, therefore Gerdau regularly monitors its strengths and areas that need improvement through opinion surveys. In 2008, more than 27,000 clients worldwide were consulted. Survey results showed the high level of satisfaction of clients, who evaluated the following items positively: product quality, logistics, technical assistance and commercial service.

Shareholders

•      Gerdau’s relationship with its more than 140,000 shareholders is managed by a solid corporate governance structure that is aligned with the best models in the world. Its actions are guided by the concept of transparent, clear and agile communication with shareholders.

•      The minority shareholders of Metalúrgica Gerdau S.A. and Gerdau S.A. hold tag-along rights guaranteeing that both common and preferred shareholders will receive 100% of the share price paid to the controlling shareholders in the case of a takeover.

Suppliers

•      Over decades, Gerdau has developed an extensive supplier chain, which, along with long-term partnerships based on direct relationship and the pursuit of mutual gains, has been paramount to increasing the Company’s competitiveness and swiftly bringing it in line with the latest trends in steel markets.

•      Gerdau also gives preference to suppliers who share its policy of respect for people and the environment, given that the sustainability of its business is related to the production chain in which it is inserted. In addition to demanding strict compliance with the laws of each country where it operates, Gerdau carries out periodical audits to ensure adherence to its levels of excellence.

Added Value

•      In 2008. Gerdau companies generated consolidated added value of R$ 16.0 billion, 52.8% higher than in 2007. This value is the result of revenue from products and services, net of discounts granted, of R$ 46.2 billion, less R$ 30.2 billion related to raw materials and consumer goods, outsourced services, depreciation, amortization, equity income and financial revenue.

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Added Value Breakdown

(R$ 16.0 billion)

•      The Brazilian operations generated added value of R$ 10.4 billion in 2008, 79.2% more than in 2007. In the other operations, this amount came to R$ 5.6 billion, 19.9% more than in the previous year. Brazilian businesses accounted for 65.1% of the consolidated amount, while other countries added 34.9%.

Distribution	Brazil	Abroad
	(R$ 10,395 million)	(R$ 5,581 million)
Taxes, contributions and social charges	3,657	903
Salaries, benefits, profit sharing and training	1,416	2,335
Reinvestment of profits	2,100	1,446
Dividends and interest attributed to shareholders’ equity	1,241	159
Interest on financing	1,981	738

Capital Markets and Corporate Governance

Liquidity and trading in Stock Exchanges

•      Gerdau, through its five publicly held companies (Metalúrgica Gerdau S.A., Gerdau S.A. and Aços Villares S.A. in Brazil, Gerdau Ameristeel Corporation in the United States and Empresa Siderúrgica Del Peru S.A.A. — Siderperú in Peru), offers investors various investment alternatives on Brazilian and foreign stock exchanges. In 2008, the liquidity of these assets increased substantially, with combined financial trading volume of US$ 55.4 billion, 83.4% higher than the US$ 30.2 billion traded in 2007.

•      The American Depositary Receipts representing Gerdau S.A. preferred shares (GGB) registered the highest trading volume, accounting for US$ 25.4 billion, or 45.8%, of total financial volume in 2008. Gerdau S.A. ADRs were among the 10 most traded assets of Brazilian companies listed on the New York Stock Exchange in 2008.

•      Gerdau S.A. preferred shares (GGBR4) traded on the São Paulo Stock Exchange (Bovespa) registered financial trading volume of US$ 16.9 billion in 2008 and ranked second in terms of liquidity among assets issued by Gerdau companies, accounting for 30.5% of financial volume in the year. The stock is a component of several of the Bovespa’s stock indexes and is the eighth most liquid stock in the Bovespa Index (Ibovespa), with a weighting of 3.1% in the index portfolio.

•      For the third consecutive year, Metalúrgica Gerdau S.A. and Gerdau S.A. were selected as components of the Corporate Sustainability Index (ISE) of the Bovespa. Being included in this index reflects best practices in social responsibility and corporate sustainability and

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places the companies among a select group of members of such an important indicator of Brazil’s stock market.

•      In addition to the ISE, the stocks issued by Metalúrgica Gerdau S.A. and Gerdau S.A. are components of the Special Corporate Governance Stock Index (IGC), Special Tag-Along Rights Stock Index (ITAG), Bovespa Index (Ibovespa), Brazil Index 50 (IBrX 50) and Industrial Sector Index (INDX).

Dividends

•      Metalúrgica Gerdau S.A. and Gerdau S.A. have clear compensation policies aligned with the market, providing for the distribution of at least 30% of adjusted net income in each fiscal year, higher than the minimum of 25% required by governing law in Brazil. In addition, dividends are paid out on a quarterly basis.

•      In 2008, Metalúrgica Gerdau S.A. and Gerdau S.A. paid as dividends and interest on equity R$ 520,2 million and R$ 1,1 billion, respectively. The payments were based on net income calculated in accordance with International Financial Reporting Standards (IFRS), even though the companies disclose in their Standardized Financial Statements the net income based on generally accepted accounting principles in Brazil, observing the minimum mandatory dividend provided for in their bylaws.

Reconciliation of Net Income	Year	Year
(R$ million)	2008	2007
Net income of the parent company in BRGAAP (1)	2,881	3,042
Adjustments in IFRS
Capitalized interest on fixed assets, net	(12)	(11)
Benefits granted, net	70	61
Effects from amortization of goodwill	822	157
Proportional consolidation of Sidenor and buy and/or sell option, net	191	273
Other adjustments, net	(12)	28
Net Income of the Parent Company in IFRS	3,940	3,550

(1) - Includes CVM Instruction 469

•      The charts below show the dividends and/or interest on equity paid relative to the net income in each fiscal year as well as the dividend yield, which is the ratio of the dividends paid per share to the share price at the close of the respective fiscal year.

Metalúrgica Gerdau S.A. Yield (6.4%) and Dividends paid (R$ 520.2 million)	Gerdau S.A. Yield (5,2%) and Dividends paid (R$ 1.1 billion)

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Ownership Structure

•      On May 30, 2008, a stock bonus of 100% was approved for the shareholders of Metalúrgica Gerdau S.A. and Gerdau S.A., seeking to make it easier for shareholders to acquire new lots of shares in these companies, since the value of the standard trading lot was reduced by half. Also, the bonus also allowed investors to consider the acquisition cost of the bonus shares as a base for calculation of income tax on capital gains. In 2008, the unit cost of the bonus was R$ 8.00 per share at Metalúrgica Gerdau S.A. and R$ 4.88 per share at Gerdau S.A.

•      On March 3, 2008, the public offering of common stock in Metalúrgica Gerdau S.A. and Gerdau S.A. was approved. An issue in the amount of R$ 1.5 billion was approved at Metalúrgica Gerdau S.A. while an issue of R$ 2.9 billion was approved at Gerdau S.A. The offerings sought to rebuild liquidity at the Gerdau companies in view of the many acquisitions made over the past two years, especially Chaparral, the second-largest structural steel producer in North America, and Macsteel, the largest specialty steel producer (Special Bar Quality - SBQ) in the United States.

•      Gerdau’s ownership structure as of December 2008 is depicted below in simplified form:

Transparency and equity in Investor Relations

•      Since 2002, minority shareholders in Metalúrgica Gerdau S.A. and Gerdau S.A. holding common and preferred shares have enjoyed tag-along rights guaranteeing the receipt of 100% of the amount paid to the controlling shareholders in a takeover event.  This contrasts with Brazilian Corporate Law, which provides for the payment to only minority shareholders holding common stock and of only 80% of the share price paid to the controlling shareholder.

•      Gerdau won the 12th Anefac-Fipecafi-Serasa Transparency Award for its 2007 income statements, marking the ninth consecutive time that Gerdau has figured among the ten

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companies presenting the best income statements and the second time it has received the primary award. Participating in the award are companies with head offices located throughout all of Brazil, selected from the 500 biggest and best private companies operating in the retailing, industrial and services areas (excluding financial services) as well as the 50 largest state-owned companies.

•      To keep analysts and investors informed about its business, the company holds quarterly conference calls immediately after its quarterly disclosure of results. The results are presented and commented, which is followed by a question and answer session. In 2008, these events enjoyed the participation via conference call and internet of 1,987 analysts, up 71% in relation to 2007.

•      Gerdau’s IR website, the primary tool for consulting information used by investors, registered 148,000 visits in 2008, 16% more than in 2007. The Investor Relations team was consulted around 2,000 times by analysts during the year via telephone or e-mail.

•      In 2008, Gerdau held meetings sponsored by the Capital Market Professionals and Investors Association (Apimec) in the cities of São Paulo, Rio de Janeiro and Belo Horizonte, with a total of 400 people participating in the events. A highlight was the meeting held in Minas Gerais, where 140 investors and analysts had the opportunity to visit two mineral reserves and the industrial plant of Gerdau Açominas located in Ouro Branco, with a presentation at a hotel in Belo Horizonte closing the two-day event. Complementing these events were 163 individual meetings held with investors and analysts in Brazil, including several visits to Gerdau’s various industrial facilities, for a total of 61% more meeting than in 2007. Outside of Brazil, a total of 184 meetings were held in North America and Europe, as well as presentations to groups of investors.

•      To keep analysts and investors informed about the performance of its business, Gerdau maintains permanent lines of communication, besides making visits, participating in conferences and giving presentations in various different markets worldwide.  The company also maintains a website with specific information for individual investors and for managers of investment clubs, funds and portfolios. The Investor Relations team is available to provide information and clarifications on the Company’s business and performance via telephone (+55 (51) 3323-2703) or e-mail (inform@gerdau.com.br).

Outlook

The current economic scenario suggests that emerging markets will help support economic growth in the coming years. Demand for steel products should contract in 2009, based on the trajectory we have observed since 2008. Developed markets, such as North America and Europe, are experiencing serious recessions as a result of the collapse of mortgage lending and lack of global credit. In the new scenario, the International Monetary Fund (IMF) estimates world economic growth of only 0.5% for 2009; however, growth of 3.0% is expected in 2010.

The governments of Brazil and United States, where Gerdau’s main capacity is located, have been structuring and implementing measures with direct impacts on sectors crucial to economic growth and related to steel consumption, such as construction and infrastructure. Their material effects of these programs should be seen as of the second half of 2009.

In view of this new scenario, Gerdau has taken several measures focused on cutting costs and maintaining the Company’s solid financial liquidity.  The investment announced at the start of this year for the 2008-10 triennium has been the subject of intense discussion and priority analysis in the closing months of the 2007. The projects announced have been maintained, though the timetable for their execution has been moved forward. Accordingly, a total of US$

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2.4 billion should be invested in maintenance and productivity improvements in the 2009-11 triennium.

Lastly, the Company would like to thank its clients, suppliers, representatives, shareholders, financial institutions, government agencies and all other stakeholders for their support, especially our team of employees for their hard work and dedication.

Rio de Janeiro, February 17, 2009

THE MANAGEMENT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries

CONSOLIDATED BALANCE SHEET

In thousands of  Brazilian reais (R$)

	2008	2007 (a)
CURRENT ASSETS
Cash and cash equivalents	2,026,609	2,026,096
Short-term investments
Held for Trading	2,759,486	2,836,903
Available for sale	627,151	276,374
Trade accounts receivable	3,683,933	3,172,316
Inventories	10,398,263	6,056,661
Tax credits	857,923	598,317
Prepaid expenses	89,262	108,690
Unrealized gains on derivatives	10,035	14
Other current assets	322,878	237,602
	20,775,540	15,312,973

NON CURRENT ASSETS
Long-term investments	77,563	—
Tax credits	521,441	501,595
Deferred income taxes	1,766,355	1,014,129
Unrealized gains on derivatives	68,145	1,553
Prepaid expenses	129,368	110,207
Judicial deposits	258,620	223,735
Other non-current assets	323,415	290,783
Prepaid pension cost	271,447	507,017
Equity Investments	1,775,073	628,242
Other investments	21,768	18,623
Goodwill	11,294,102	6,043,396
Intangible assets	1,712,930	1,073,715
Property, plant and equipment, net	20,054,747	15,827,944
	38,274,974	26,240,939

TOTAL ASSETS	59,050,514	41,553,912

(a) 2007 comparative amounts have been changed due to the adoption of paragraph 93A of IAS 19, as stated at Note 2.19b.

The accompanying notes are an integral part of these Consolidated Financial Statements

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries

CONSOLIDATED BALANCE SHEET

In thousands of  Brazilian reais (R$)

	2008	2007 (a)
CURRENT LIABILITIES
Trade accounts payable	2,855,419	2,586,634
Short-term debt	3,788,085	2,500,985
Debentures	145,034	38,125
Taxes payable	517,272	462,311
Payroll and related liabilities	551,941	518,098
Dividends payable	7,820	392
Unrealized losses on derivatives	69,435	1,964
Other current liabilities	540,431	478,639
	8,475,437	6,587,148

NON CURRENT LIABILITIES
Long-term debt	18,595,002	12,461,128
Debentures	705,715	903,151
Deferred income taxes	3,060,268	2,346,140
Unrealized losses on derivatives	314,267	16,106
Provision for contingencies	467,076	489,103
Employees benefits	1,275,985	758,899
Put options on minority interest	698,321	889,440
Other non-current liabilities	414,865	379,589
	25,531,499	18,243,556

SHAREHOLDERS’ EQUITY
Capital	14,184,805	7,810,453
Treasury stocks	(122,820)	(106,667)
Legal reserve	144,062	278,713
Other reserves	(1,028,355)	90,326
Retained earnings	5,110,818	5,756,529
Cumulative translation adjustment	1,877,992	(1,049,333)
PARENT COMPANY’S INTEREST	20,166,502	12,780,021

MINORITY INTEREST	4,877,076	3,943,187

SHAREHOLDERS’ EQUITY	25,043,578	16,723,208

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	59,050,514	41,553,912

(a) 2007 comparative amounts have been changed due to the adoption of paragraph 93A of IAS 19, as stated at Note 2.19b.

The accompanying notes are an integral part of these Consolidated Financial Statements

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries

CONSOLIDATED STATEMENT OF INCOME

In thousands of  Brazilian reais (R$)

	2008	2007 (a)

NET SALES	41,907,845	30,613,528
Cost of sales	(31,018,946)	(23,133,902)
GROSS PROFIT	10,888,899	7,479,626
Selling expenses	(688,640)	(618,938)
General and administrative expenses	(2,284,857)	(1,884,405)
Other operating income	205,676	110,721
Other operating expenses	(116,064)	(282,679)
INCOME FROM OPERATIONS	8,005,014	4,804,325
Equity in earnings of unconsolidated companies	122,808	118,399
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	8,127,822	4,922,724
Finacial revenues	484,046	810,137
Financial expenses	(1,620,782)	(1,202,027)
Exchange variations, net	(1,035,576)	723,289
Gain and losses on derivatives, net	(62,396)	1,170
INCOME BEFORE TAXES	5,893,114	5,255,293
Provision for income and social contribution taxes
Current	(1,423,660)	(872,315)
Deferred	475,444	(80,012)
	(948,216)	(952,327)
NET INCOME	4,944,898	4,302,966
ATTRIBUTED TO:
Parent company’s interest	3,940,505	3,549,881
Minority interests	1,004,393	753,085
	4,944,898	4,302,966

Basic earnings per share - preferred and common	2.83	2.68
Diluted earnings per share - preferred and common	2.83	2.66

(a) 2007 comparative amounts have been changed due to the adoption of paragraph 93A of IAS 19, as stated at Note 2.19b. The accompanying notes are an integral part of these Consolidated Financial Statements

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

In thousands of  Brazilian reais (R$)

	2008	2007
Net unrealized (Loss) Gains with pension plans, net of tax	(428,860)	60,434
Cumulative translation adjustments	3,470,982	(1,128,864)
Unrealized Loss on net investment hedge	(634,050)	—
Unrealized Loss on derivative instruments, net of tax	(155,185)	—
Unrealized (Loss) Gains on available for sale securities, net of tax	(29,345)	15,207
Net income recognized directly in equity	2,223,542	(1,053,223)
Net income	4,944,898	4,302,966
Total recognized income and expense for the year	7,168,440	3,249,743

Total recognized income and expense for the period:
Parent company’s interest	5,765,374	2,822,118
Minoriy interests	1,403,066	427,625
	7,168,440	3,249,743

The accompanying notes are an integral part of these Consolidated Financial Statements

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

In thousands of  Brazilian reais (R$)

	Attributed to controlling shareholder’s interest
Reconciliation of Consolidated changes in Shareholder’s Equity	Capital stock	Treasury stock	Legal reserve	Other reserves	Cumulative translation adjustment	Retained earnings	Total parent’s company interest	Minority Interest	Total Shareholder’s Equity
Balance as of December 31, 2006	7,810,453	(109,609)	159,109	—	(259,130)	3,030,459	10,631,282	3,556,934	14,188,216
Pension plan adjustments (a)	—	—	—	21,669	—	—	21,669	6,154	27,823
Balance as of December 31, 2006 reclassified	7,810,453	(109,609)	159,109	21,669	(259,130)	3,030,459	10,652,951	3,563,088	14,216,039
2007 Changes in Shareholder’s equity
Total of recognized income and expenses	—	—	—	62,440	(790,203)	3,549,881	2,822,118	427,625	3,249,743
Increase in capital stock of subsidiaries	—	—	—	—	—	—	—	965,469	965,469
Stock option expenses recognized in the period	—	2,942	—	2,765	—	—	5,707	—	5,707
Stock option exercised during the period	—	—	—	3,452	—	—	3,452	—	3,452
Gain in treasury stock sellings	—	—	—	—	—	152	152	—	152
Dividends/interest on capital	—	—	—	—	—	(726,170)	(726,170)	(294,093)	(1,020,263)
Destinations proposed to the general assembly	—	—	119,604	—	—	(119,604)	—	—	—
Minority interest over fair value alocation	—	—	—	—	—	—	—	(18,502)	(18,502)
Minority interest on consolidated entities	—	—	—	—	—	(6,089)	(6,089)	(282,437)	(288,526)
Put options	—	—	—	—	—	52,942	52,942	(417,963)	(365,021)
Treasury stock	—	—	—	—	—	1,797	1,797	—	1,797
Expenditures with increase of capital stock in subsidiaries	—	—	—	—	—	(26,839)	(26,839)	—	(26,839)
Balance as of December 31, 2007	7,810,453	(106,667)	278,713	90,326	(1,049,333)	5,756,529	12,780,021	3,943,187	16,723,208
2008 Changes in Shareholder’s equity
Total of recognized income and expenses	—	—	—	(1,102,456)	2,927,325	3,940,505	5,765,374	1,403,066	7,168,440
Capital increase through issuance of shares	2,885,058	—	—	—	—	—	2,885,058	—	2,885,058
Capital increase through capitalization of reserves	3,489,294	—	(273,525)	—	—	(3,215,769)	—	—	—
Stock option expenses recognized in the period	—	—	—	7,545	—	—	7,545	—	7,545
Stock options exercised during the period	—	34,106	—	(23,770)	—	—	10,336	—	10,336
Dividends/interest on capital	—	—	—	—	—	(1,240,902)	(1,240,902)	(271,481)	(1,512,383)
Destinations proposed to the general assembly	—	—	138,874	—	—	(138,874)	—	—	—
Minority interest over fair value allocation	—	—	—	—	—	—	—	(15,516)	(15,516)
Minority effect in consolidated entities	—	—	—	—	—	9,329	9,329	(424,394)	(415,065)
Minority interest put options	—	—	—	—	—	—	—	242,214	242,214
Treasury stock	—	(50,259)	—	—	—	—	(50,259)	—	(50,259)
Balance as of December 31, 2008	14,184,805	(122,820)	144,062	(1,028,355)	1,877,992	5,110,818	20,166,502	4,877,076	25,043,578

(a) 2007 comparative amounts have been changed due to the adoption of paragraph 93A of IAS 19, as stated at Note 2.19b.

The accompanying notes are an integral part of these Consolidated Financial Statements

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A. and subsidiaries

CONSOLIDATED STATEMENT OF INCOME

In thousands of  Brazilian reais (R$)

	2008	2007 (a)

Cash flows from operating activities
Net income	4,944,898	4,302,966
Adjustments to reconcile net income to the cash flow provided by operating activities:
Depreciation and amortization	1,896,076	1,317,156
Equity accounting	(122,808)	(118,399)
Exchange variation	1,035,576	(723,289)
Loss (Gains) on derivatives, net	62,396	(1,170)
Post-employment benefits	130,976	(145,929)
Stock based remuneration	7,545	5,707
Income tax	948,216	952,327
Loss on disposal of property, plant and equipment and investments	72,782	87,069
Provision for losses on avaible-for-sale securities	140,166	15,727
Allowance for doubtful accounts	25,613	15,116
Reserve for contingencies	(13,120)	178,381
Distributions from joint ventures	68,095	109,959
Interest income	(244,501)	(662,944)
Interest expense	1,151,253	750,033
Provision for obsolescense and net realisable value adjustment	256,457	(584)
	10,359,620	6,082,126
Changes in assets and liabilities:
Reduction (Increase) in trade accounts receivable	1,065,076	(482,616)
Increase in inventories	(2,489,882)	(777,140)
Decrease (Increase) in trade accounts payable	(2,215,810)	455,987
Increase in other receivables	(427,162)	(456,834)
Increase in other payables	197,636	278,541
Investments in Trading securities and available for sale securities	(7,224,221)	(4,191,788)
Redemption of trading securities	7,178,198	6,864,285
Cash provided by operating activities	6,443,455	7,772,561

Interest paid on loans and financing	(970,986)	(711,518)
Income and social contribution taxes paid	(1,895,419)	(696,728)
Net cash provided by operating activities	3,577,050	6,364,315

Cash flows from investing activities
Additions to property, plant and equipment and intangibles	(2,741,048)	(2,757,093)
Payments for business acquisitions	(4,076,171)	(8,525,731)
Interest received on cash investments	314,868	191,561
Net cash used in investing activities	(6,502,351)	(11,091,263)

Cash flows from financing activities
Capital increase/Treasury stock	2,834,799	907,324
Dividends and interest on capital paid	(1,649,936)	(1,199,424)
Borrowings	5,117,617	11,693,389
Repayment of loans and financing	(4,967,812)	(5,622,460)
Intercompany loans, net	1,265,290	291,440
Net cash provided by financing activities	2,599,958	6,070,269

Exchange variation on cash and cash equivalents	325,856	(387,749)

Increase in cash and cash equivalents	513	955,572
Cash and cash equivalents at beginning of period	2,026,096	1,070,524
Cash and cash equivalents at end of period	2,026,609	2,026,096

(a) 2007 comparative amounts have been changed due to the adoption of paragraph 93A of IAS 19, as stated at Note 2.19b.

The accompanying notes are an integral part of these Consolidated Financial Statements